Exhibit 99.1



Alcon to Purchase Ophthalmic Pharmaceutical Assets from Sirion

HUENENBERG, Switzerland – January 18, 2010 – Alcon (NYSE: ACL), the world's leader in eye care, announced today that it will purchase the rights in the United States for two FDA-approved topical eye care products from Sirion Therapeutics, Inc. The two products purchased are Durezol™, a marketed ophthalmic corticosteroid approved for the treatment of inflammation and pain associated with eye surgery, and Zirgan™, a recently approved antiviral for the treatment of acute herpetic keratitis (corneal ulcers). In addition to these marketed products, Alcon also acquired the global rights, excluding Latin America, for Zyclorin™. This product is currently in clinical development to treat dry eye and other ocular surface diseases.

"The acquisition of these products from Sirion is part of our business development strategy to gain access to late-stage or approved products that will incrementally add to sales in the near-term, while also building our long-term pipeline," said Kevin Buehler, Alcon's president and chief executive officer. "Upon closing, this deal will allow Alcon to capitalize on the U.S. registration approval for Durezol™ and Zirgan™ with the existing commercial capability in the United States to maximize the brand development and revenue opportunities."

"Durezol™ provides physicians with a steroid to treat both inflammation and pain following a wide range of ophthalmic surgeries," said Robert H. Osher, MD, professor of ophthalmology at the University of Cincinnati College of Medicine and medical director emeritus of the Cincinnati Eye Institute. "Physicians will also appreciate the comfort and relief our patients receive for herpetic corneal ulcers with Zirgan™, due to its low toxicity, potency and targeted antiviral effect."

The closing of this agreement is expected to occur by the end of the first quarter of 2010 and is contingent upon customary closing conditions and required regulatory approvals.

About Ocular Inflammation
Cataracts and glaucoma affect more than 24 million people age 40 and older in the United States. Many of these people seek surgical treatment for these and other eye conditions. Corticosteroids and non-steroidal anti-inflammatory drugs are commonly used after eye surgery to manage postoperative pain and inflammation. Complications can occur if inflammation is left untreated and can interfere with a patient's visual rehabilitation.

About Durezol™
Durezol™ (difluprednate ophthalmic emulsion) 0.05% is a topical ophthalmic corticosteroid for the treatment of postoperative inflammation and pain associated with ocular surgery. Durezol™ received approval from the U.S. Food and Drug Administration (FDA) in 2008 and was the first ophthalmic steroid to be approved for both postoperative inflammation and pain. Clinical trials demonstrated that Durezol™

reduced ocular pain and inflammation rapidly and effectively for patients following ocular surgery.

Durezol™ is a difluorinated derivative of prednisolone and has anti-inflammatory activity. The recommended dosing regimen for Durezol™ is one drop four times daily beginning 24 hours after surgery and continuing throughout the first two weeks of the postoperative period, followed by two times daily for a week and then tapering off thereafter based on the response.

The most common ocular adverse reactions occurring in 5–15% of subjects in clinical studies with Durezol™ included corneal edema, ciliary and conjunctival hyperemia, eye pain, photophobia, posterior capsule opacification, anterior chamber cells, anterior chamber flare, conjunctival edema and blepharitis.

About Zirgan™

Zirgan™ (ganciclovir ophthalmic gel) 0.15% is indicated for topical ophthalmic use as a treatment for acute herpetic keratitis (dendritic corneal ulcers). Zirgan™ is an innovative topical antiviral therapy designed to specifically target viral-infected cells and has a low corneal toxicity profile, providing patients comfort and relief. Zirgan™ has been a leading treatment for corneal ulcers, under the brand name Virgan[®], in Europe for more than 10 years. The FDA also has designated Zirgan™ as an orphan drug, which is a special status for rare diseases or conditions that affect fewer than 200,000 patients in the U.S.

The recommended dosing for Zirgan™ is one drop five times per day until the ulcer heals, and then one drop three times per day for seven days. The most common adverse reactions reported in patients were blurred vision (60%), eye irritation (20%), punctate keratitis (5%), and conjunctival hyperemia (5%). Alcon anticipates Zirgan™ to become available in the U.S. by prescription in 2010.

About Zyclorin™

Zyclorin™ (cyclosporine) is a topical ophthalmic immunomodulator and immunosuppressive agent. Zyclorin™ is an investigational drug and is not approved by the U.S. Food and Drug Administration. It is being studied for the treatment of ocular surface diseases, including dry eye, which affects millions of Americans.

About Alcon

Alcon, Inc. is the world's leading eye care company, with sales of approximately $6.3 billion in 2008. Alcon, which has been dedicated to the ophthalmic industry for 65 years, researches, develops, manufactures and markets pharmaceuticals, surgical equipment and devices, contacts lens solutions and other vision care products that treat diseases, disorders and other conditions of the eye. Alcon operates in 75 countries and sells products in 180 markets. For more information on Alcon, Inc., visit the Company's web site at www.alcon.com.

J.P. Morgan Securities, Inc. is acting as financial advisor and Proskauer Rose LLP is acting as legal advisor to Sirion Therapeutics, Inc. with regards to the transaction.

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Investor and Media Inquiries:

Doug MacHatton
817-551-8974
doug.machatton@alconlabs.com

Melissa Mota
817-551-4007
melissa.mota@alconlabs.com